EXHIBIT 2.1

Mr. Arnaud Ajdler
Engine Capital LP.
1370 Broadway, 5th Floor
New York, NY 10018
USA

Saint-Aunes, 29 October 2015

Dear Arnaud,

Thank you and Tony for your time on Tuesday in New York. Jean Claude and I found the discussion to be highly productive as it re-affirmed our views on the merits of combining our two highly complementary businesses. I think we both realize there are significant benefits that can be realized by both of our companies and shareholders.

As previously outlined, BEAR believes that DIANA could expand its Maternity line internationally by leveraging BEAR's existing network and infrastructure, and that BEAR could develop its Children's Wear and Hardware sales in the U.S. by utilizing and potentially extending DIANA's existing network. As a result of these vast and untapped avenues of growth, BEAR feels strongly that a combination of our businesses should be actively pursued in the interest of both companies. Accordingly, we believe the best way to proceed is to submit a specific written proposal to you and DIANA's Board of Directors for formal consideration.

Given the compelling strategic rationale, we are pleased to submit a proposal for the merger of BEAR and DIANA pursuant to which DIANA shareholders would receive a total of $25m in cash and BEAR shares of common stock in exchange of the DIANA shares of common stock based on an exchange ratio such that DIANA would be valued at a 45% premium versus current trading. This offer structure provides DIANA shareholders with both immediate liquidity as well as substantial upside opportunity via participation in the pro forma business. In light of capital markets and potential tax considerations, BEAR remains generally open to discussions pertaining to domicile of the combined company.

Our proposal to effect a merger of BEAR and DIANA is subject to BEAR's completion of certain confirmatory due diligence and to the negotiation of a mutually satisfactory definitive merger agreement containing customary terms and conditions.

We believe due diligence can be completed in 4 weeks and with minimal disruption to the business. Key areas of diligence include (i) sales dynamics, (ii) relative contribution, (iii) structure costs, (iv) inventories, and (v) cash flows of the DIANA business.

As discussed, confidentiality of our discussions and this process is paramount. Any leak of information would be a cause to cease discussions.

We look forward to our continued dialogue and to working together with the DIANA team on this very exciting opportunity.

Regards,

Pierre Mestre
/s/Pierre Mestre

Cc: Jean-Claude Yana, Benoit Renon